China Ticket Center, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432


                                  July 1, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Ronald E. Alper, Esq., Staff Attorney
           Lilyanna Peyser, Esq., Staff Attorney
           H. Christopher Owings, Assistant Director

Re: China Ticket Center, Inc.
    Amendment No. 2 to Form 10-12G
    Filed on June 16, 2011
    File No. 000-54317

Dear Madam or Sir,

     This letter is in response to Mr. Alper's telephone conversation on June 30, 2011, with our attorney, David E. Wise, Esq. regarding the above referenced filing.

     We hereby acknowledge that:

     * Our company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Hongqiang Xu
   --------------------------
   Hongqiang Xu
   President